[LETTERHEAD OF PARAMOUNT]

                                                               June 6, 1994

Dear Stockholder:

     On behalf of our Board of Directors, I am pleased to invite you to attend a Special Meeting of Stockholders of Paramount Communications Inc., which will be held at Hotel du Pont, 11th and Market Streets, Wilmington, Delaware at
10:00 a.m. (local time) on July 6, 1994.

     At this meeting, stockholders will be asked to approve the merger of a wholly owned subsidiary of Viacom Inc. with and into Paramount. Paramount and Viacom have complementary businesses and a commitment to innovation and creativity. The combination of these businesses will create a global entertainment and communications company with extraordinary resources.

     On February 4, 1994 the Board of Directors of Paramount, after careful consideration, determined that the combination with Viacom is in the best interests of Paramount and its stockholders. Accordingly, it unanimously approved the merger and related transactions and recommended that you vote in favor of the merger at the meeting. At the request of Paramount, on February 14, 1994, Paramount's financial advisor, Lazard Freres & Co., reaffirmed its written opinion addressed to the Paramount Board, dated February 4, 1994. Lazard Freres has not been requested to update that opinion.

     Pursuant to its successful tender offer, on March 11, 1994, Viacom completed its purchase of a majority of the outstanding shares of Paramount Common Stock. In the merger, each share of Paramount Common Stock not owned by Viacom will be converted into the right to receive (i) 0.93065 of a share of non-voting Viacom Class B Common Stock, (ii) $17.50 principal amount of 8% exchangeable subordinated debentures of Viacom, (iii) 0.93065 of a contingent value right, representing the right to receive (under certain circumstances) cash or securities depending on market prices of Viacom Class B Common Stock during a one-, two-or three-year period following the merger, (iv) 0.5 of a three-year warrant to purchase one share of Viacom Class B Common Stock at $60 per share and (v) 0.3 of a five-year warrant to purchase one share of Viacom Class B Common Stock at $70 per share. On February 1, 1994, the last trading day before the announcement of the terms of the merger agreement with Viacom, on February 14, 1994, the date on which Lazard Freres reaffirmed its February 4, 1994 opinion, and on June 3, 1994, the last trading day before the printing of this Proxy Statement/Prospectus, the last sales price of a share of Viacom Class B Common Stock as reported on the American Stock Exchange was $34-1/8, $29-7/8 and $28-5/8, respectively.

     A Notice of the Special Meeting and a Joint Proxy Statement/Prospectus containing detailed information concerning the merger with the subsidiary of Viacom and related transactions is attached. The Joint Proxy Statement/Prospectus also contains detailed information regarding Viacom's proposed merger with Blockbuster Entertainment Corporation. I urge you to read this material carefully. In connection with the Paramount Merger, appraisal rights will be available to those stockholders of Paramount who have not voted in favor of the Paramount Merger and who meet and comply with the requirements of Section 262 of the Delaware General Corporation Law ("DGCL"). See the section entitled "Dissenting Stockholders' Rights of Appraisal" in the accompanying Joint Proxy Statement/Prospectus for a discussion of procedures to be followed in asserting appraisal rights.

     As Viacom has acquired a majority of the outstanding shares of Paramount Common Stock, Viacom has sufficient voting power to approve the merger and the related transactions, even if no other stockholder of Paramount votes in favor of the merger. Delaware law and the merger agreement with Viacom nevertheless require that a meeting of Paramount stockholders be held to vote on the merger of our two companies and we would appreciate your show of support by voting in favor of the merger.

     Your participation in this meeting, in person or by proxy, is important. Please mark, date, sign and return the enclosed proxy as soon as possible, whether or not you plan to attend the meeting.

                                        Sincerely,

                                        /s/ SUMNER M. REDSTONE

                                        SUMNER M. REDSTONE
                                        Chairman of the Board